Exhibit 99.1

September 21, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated May 25, 2017 with regard to the audit of our Formulation Srikakulam Plant (SEZ) Unit II, Andhra Pradesh, we would now like to inform you that we have received an Establishment Inspection Report (EIR) from the US FDA, for the above-referred facility.

This is for your information.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal

Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)